Filed by Fifth Third Bancorp

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MB Financial, Inc.

SEC File No.: 001-36599

Filer’s SEC File No.: 001-33653

Date: January 22, 2019

Fifth Third Bancorp

January 22, 2019

09:00 AM EST

Operator:	Good morning. My name is Chelsea and I will be your conference operator today. At this time, I would like to welcome everyone to the Fifth Third Bancorp Q4 2018 earnings conference all. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. If you’d like to ask a question during this time, simply press star, then the number 1 on your telephone keypad. If you’d like to withdraw your question, press the pound key.

Thank you. Mr. Chris Doll, you may begin your conference.

Chris Doll:	Thank you, Chelsea. Good morning and thank you for joining us. Today we’ll be discussing our financial results for the fourth quarter of 2018. Please review the cautionary statements in our materials, which can be found in our earnings release and presentation. These materials contain information relation to the proposed merger with MB Financial, reconciliations to non-GAAP measures, along with information pertaining to the use of non-GAAP measures, and forward-looking statements about Fifth Third’s performance. We undertake no obligation to and would not expect to update any such forward-looking statements after the date of this call.

This morning I’m joined by our President and CEO, Greg Carmichael; CFO, Tayfun Tuzun; Chief Operating Officer, Lars Anderson; Chief Risk Officer, Frank Forrest; and Treasurer, Jamie Leonard. Following prepared remarks by Greg and Tayfun, we will open the call up for questions. Let me turn the call over now to Greg for his comments.

Greg Carmichael:	Thanks, Chris. And thank all of you for joining us this morning. Earlier today, we reported a full year net income available to common shareholders of $2.1 billion or $3.06 per share. Full year adjusted net income of $1.8 billion was a record for the bank, as we continue making significant progress to improve profitability and better position Fifth Third for success.

In addition to the record net income, we generated our best full year adjusted ROA, ROE, ROTCE, and efficiency ratio in over a decade. We returned nearly 100% of earnings to shareholders through repurchases and two dividend increases, as we raised the dividend nearly 40% in 2018. Additionally, we significantly improved our key credit quality metrics throughout the year.

Fourth quarter 2018 net income available to common shareholders was $432 million and earnings per share of $0.64. Including in these results are three notable items which had a negative impact of $0.05 on reported EPS. Excluding these items, adjusted earnings were $0.69 per share in the fourth quarter.

Fifth Third Bancorp

January 22, 2019

09:00 AM EST

Speaker ID:

Our financial results were very strong. During the quarter, we generated record loan originations and fee revenue in our commercial business, continued to profitability grow the balance sheet, and diligently managed our expenses while continuing to invest for future growth. Since the fourth quarter of 2017, we have significant improved all of our key financial metrics on an adjusted basis, with ROA increasing 30 basis point, ROTCE increasing 440 basis points, and the efficiency ratio declining more than 300 basis points, as we approach the third and final year of our NorthStar Project, the fourth quarter of 2018 results should provide a great deal of confidence in our ability to achieve our enhanced targets. Before discussing our key strategic priorities and highlights for the quarter, I’d like to share some observation on the macroeconomic environment.

The overall US economic backdrop continues to be generally positive, while global growth pressures exist and geopolitical risks remain elevated, we expect this business cycle to expand in 2019, as underlying economic fundamental remain solid. We are cognizant of the rising probability of a downturn in the next couple years. We feel good about how we have positioned our balance sheet and our salesforce to take advantage of growth opportunities while prudently managing our exposures. We will continue to maintain our disciplined focus on credit quality and profitability.

Moving on to our strategic priorities, at Fifth Third we are positioned to drive improved profitability well beyond Project NorthStar horizon, which concludes at the end of this year. First, we are committed to achieving our targeted financial results by the end of 2019, as outlined in our previous discussions. The continued improvement throughout 2018 reinforces our confidence in our ability to achieve our goals. In fact, our fourth quarter adjusted ROTCE of 15.4% is the highest since before the financial crisis.

Second, we are focused on successfully integrating MB Financial. We are well-prepared for the integration of MB’s operations into Fifth Third. We are working diligently to deliver the financial results associated with the acquisition, and to make sure we get it right for our customers. We have completed all required filings and are now simply waiting for the necessary approvals. We continue to expect to close the transaction by the end of this quarter. We’re also pleased that the regulators did not object to our resubmitted capital plan, including the pro forma impact of MB Financial. Also we remain very confident in our ability to achieve our post-merger financial targets. It is clear that we are acquiring a high-performing franchise, as shown in their fourth quarter earnings published this morning. MB generated strong returns, reflecting solid NIM expansion and sound credit results, with improvements in both NPAs and credit losses. We are excited to combine the talent and complementary capabilities of our two organizations.

Third, we continue to invest in organic growth opportunities, including the previously communicated branch network optimization. Our plans are staged over multiple years, and include the rollout of a state-of-the-art branch redesign. Our next-generation branches will be 40% smaller, and our legacy network will be highly automated. In 2018, optimization efforts led to the opening of 12 branches and the closing of 45 branches. We expect to decrease our network another 10 branches in 2019. Beginning in 2020, we expect branch builds in our high-growth markets to exceed our closures. In addition, we’re expanding our middle market business in select high-growth markets, where we can combine strong talent with local market knowledge and our enhanced product capabilities to successfully grow the portfolio.

Following the very successful launch of our California middle market team, over the next 12 months we’ll be expanding to the Denver, Dallas, and Houston markets. We already have existing teams of commercial bankers in our national corporate banking business in these markets.

Fifth Third Bancorp

January 22, 2019

09:00 AM EST

Speaker ID:

Our track record of hiring strong talent and successfully growing our middle market franchise gives us a high degree of confidence, executing on our current expansion plans. We also plan to continue to add to our salesforce in our existing footprint. We are particularly focused on strategic acquisitions that would generate higher fee revenue to drive additional ROE growth. In fact, we’ve already seen the financial benefits of our investment in talent over the last two years, especially in our capital markets and the advisory and wealth and asset management businesses.

Fourth, we remain focused on accelerating our digital transformation and delivering innovative solutions for our customers. We’ve invested heavily over the last several years, both through our in-house technology capabilities and with select FinTech partnerships. These investments are focused on delivering a more personalized relationship banking experience. Our goal is to ensure interactions with our customers are simple, seamless, and of course secure. Our efforts continue to be recognized. Bank Director recently rated as the number-one bank for overall technology strategy, highlighting our ability to deliver innovative product, as well as our organization-wide technology expertise.

Our clearly defined stepped (ph) strategic priorities are designed to enhance revenue growth, as well as generate expense efficiencies in order to meet our financial and strategic objectives. We have achieved significant expense efficiencies over the last two years, as reflected in our improved efficiency ratio. As we have discussed previously, our goal is to consistently achieve positive operating leverage.

Moving on to the highlights for the quarter, I’ll review some aspects of the results, and then Tayfun will discuss the quarter in greater detail. First, we continue to benefit from our improved balance sheet resiliency. Our key forward-looking credit metrics continued to improve, as criticized loans declined for the seventh quarter to the lowest level in nearly 20 years. Our nonperforming assets have declined nearly 50% over the past two years, and today stand at the lowest level since 2000. We maintained the same disciplined approach, decline selection, underwriting standards, and credit risk appetite during the quarter; while growing the loan portfolio. And in fact, (inaudible) originations both in middle market and corporate banking had the highest credit quality in several quarters. While we have maintained strong underwriting standards, our loan yields and net interest margin have continued to expand. We believe our strong credit profile shall allow us to outperform through business cycles.

We generated profitable relation growth in both our commercial and retail businesses. We continue to focus on expanding our relationships with our clients on both sides of the balance sheet. Loan growth was fully funded by core deposits during the quarter and the year. Compared to the fourth quarter of last year, we grew commercial loans by 4%, including C&I growth of 6%. Even with very strong loan growth, our total household growth of over 3% and deposit growth of 4%, resulted in the lowest loan-to-core-deposit ratio in the past 15 years. Furthermore, we managed our expenses and outperformed relative to our guidance. Excluding merger-related items, our expenses declined 2% from the prior quarter. As a result, we were able to continue to generate positive operating leverage for the quarter and the full year. I want to reiterate our expectations for standalone adjusted expense growth of only 1% in 2019.

Our results show that we remain on track to achieve our enhanced NorthStar financial targets. During the fourth quarter, we generated an adjusted return on tangible common equity of 15.4%, and adjusted return on assets of 1.34%, and adjusted efficiency ratio of 56.8%, which is already better than our standalone fourth quarter of 2019 target.

Fifth Third Bancorp

January 22, 2019

09:00 AM EST

Speaker ID:

We remain very confident in our ability to achieve our long-term financial targets and outperform through the cycle. We remain committed to holding ourselves accountable for delivering strong financial results under prevailing macroeconomic, interest rate, regulatory, and legislative environment. I’d like to once again thank all of our employees for their hard work, dedication, and for always keeping the customer at the center. I was pleased that we were again able to deliver strong financial results, and our NorthStar initiatives are delivering the outcomes as planned.

With that, I’ll turn it over to Tayfun to discuss our fourth quarter results and our current outlook.

Tayfun Tuzun:	Thanks, Greg. Good morning, and thank you for joining us. Let’s move to the financial highlights on slide 4 of the presentation. Our fourth quarter results were very strong. This momentum bodes well for our 2019 performance and should help us achieve our yearend goals. As Greg mentioned, the pre-closing integration work related to MB is progressing very well on both ends. We are very optimistic that the transaction will close this quarter, and as you can see from the earnings disclosures, some of the expenses related to the integration have started to impact our financials. These expenses are part of the total merger-related expenses that we discussed with you when we announced the transaction.

At this time, there is no change to the financial outlook we shared with you previously with respect to the combined company. We remain very confident that the acquisition will improve ROTCE by 2%, ROA by approximately 12 basis points, and the efficiency ratio by 4% in year two.

Since we have not disclosed the transaction yet, our current 2019 guidance will only reflect the standalone Fifth Third performance expectations. Once we close the transaction, we will update you on the combined outlook in more detail. But hopefully our guidance on the performance metrics gives you a very good perspective on the outlook for the combined company.

Before discussing results for the quarter, I would like to highlight, as we have noted throughout our earnings materials, that our current and historical financial results presented today reflect the change in accounting policy related to investments in affordable housing. Adopting this new accounting policy allows our financials to be more comparable to peers.

We have also provided a summary of reconciliation of the change on page 30 of the release. This change had no meaningful impact on our fourth quarter EPS. Reported results were negatively impacted by the notable items on page 2 of our release, including $21 million after tax in merger-related expenses incurred in advance of our pending acquisition of MB Financial, and a $17 million after-tax charge reflecting the mark-to-market on our GreenSky equity stake, partially offset by a $6 million after-tax benefit from the Visa total return swap. Excluding these items, pre-provisioned net revenue increased 9% sequentially and 14% year-over-year. All of our adjusted return metrics were higher, while loan growth and deposit growth exceeded our guidance. Strong revenue growth and disciplined expense management have continued to lower our efficiency ratio and generated positive operating leverage on a sequential and year-over-year basis, which we expect will continue in 2019.

Our credit performance was solid. We reported the strongest forward-looking credit metrics in nearly 20 years. Our provision for loan losses exceeded charge-offs as a result of the strong loan growth.

Fifth Third Bancorp

January 22, 2019

09:00 AM EST

Speaker ID:

In his opening comments, Greg reiterated our priorities for long-term success. Our goal is to carry the revenue momentum forward while maintaining tight expense control. We will continue to manage balance sheet risk by remaining cognizant of the environmental factors impacting our business, and maintain a prudent approach to capital management with the ultimate goal of rewarding our shareholders today and in the future.

Moving to slide 6, our recent loan growth trend is beginning to provide a clearer picture of our longer-term growth potential. We remain very confident in our ability to achieve higher overall loan growth going forward compared to the past couple of years. This quarter, average total portfolio loans were up 2% compared to the prior quarter, mostly reflecting growth in C&I loans. We grew total loans 3% on a year-over-year basis, again, reflecting strength in commercial.

End-of-period commercial loan growth was 3% sequentially, which significantly exceeded previous guidance of modest growth. Our success in generating profitable growth in both national, corporate, and regional middle market lending reflects both the impact of our investments in our salesforce, as well as the increased efficiency in our mid-office and back-office functions. Total commercial loan production was up 27% relative to last quarter, and up 17% relative to last year’s fourth quarter. Production levels in both regional middle market as well as national corporate businesses were higher relative to both previous quarters. Total commercial line utilization was up a little less than 1%.

Despite a very strong quarter for commercial loan growth, our leveraged loan balances continued to decline in the fourth quarter. Total leveraged loan exposure declined 5% sequentially. End-of-period commercial real estate balances, including construction loans, were flat compared to last quarter. CRE balances as a percentage of total risk-based capital were at a peer group low of approximately 63%, significantly below the next-lowest peer. We will continue to maintain a cautious approach to commercial real estate at this point in the cycle.

We currently expect average total commercial loans to grow by about a percent on a sequential basis in the first quarter, with continued strength in C&I, partially offset by declines in commercial construction and large-ticket non-relationship commercial lease portfolios. For the full year, we expect average total commercial loans to increase approximately 5% compared to 2018. Averaged and end-of-period consumer loans were flat, both sequentially and compared to the year-ago quarter, as growth in our credit card portfolio and unsecured personal loans was offset by declines in home equity lending and residential mortgages. As we discussed last quarter, our indirect auto loan balances are no longer declining, as origination levels are now outpacing lower amortization in the portfolio. We are deliberately choosing not to portfolio fixed-rate conforming mortgage loans in the current rate environment.

In the first quarter, similar to the fourth quarter, we expect total average consumer loan balances to be relatively flat, with the same portfolio dynamics that I discussed for the fourth quarter. For the full year, we expect average total consumer loans to increase approximately 1% compared to 2018. Combining the commercial and consumer portfolio, we currently expect full year 2019 average total loans to grow 3% to 3.5% compared to 2018.

Total core deposits were up 4% on a year-over-year basis, and up 3% compared to the prior quarter. We are very pleased with these results. Our loan-to-core deposit ratio has declined to the best level in 15-plus years. Our ability to fund incremental loan growth with core deposits is and will continue to be a very powerful factor supporting our growing overall profitability.

Fifth Third Bancorp

January 22, 2019

09:00 AM EST

Speaker ID:

In the current environment, there’s a fine balance between growing core deposits and managing interest expense. We believe that our model strikes the right balance, as we are not exposing the balance sheet to rates paid on hot money accounts, as we emphasize relationship debt when making pricing decisions, which tend to create more balance and price stability.

Moving on to slide 7, compared to the prior quarter, NII increased 4% or $38 million, and the NIM expanded 6 basis points, both of which exceeded our previous guidance. About 2 basis points of the NIM expansion reflected a few items that were seasonal in nature. Average yields on our loan portfolio expanded 20 basis points, which outpaced a 14 basis point increase in interest-bearing core deposits during the quarter.

Compared to the year-ago quarter, net interest income increased $122 million or 13%. The results from the year-ago quarter included a $27 million negative impact related to the change in tax law. Adjusting for this item, NII increased $95 million or 10%, with NIM expanding 19 basis points from the fourth quarter of 2017, a very strong performance relative to peers.

As you know, based on our previous disclosures, while achieving these results, we continue to hedge our downside risk, taking advantage of very attractive entry points last fall. Our long-term interest rate risk philosophy is not to tilt our exposure too far in either direction. We believe this is a prudent approach at this point in the cycle.

Our cumulative beta leading up to the December 2018 fed hike was approximately 35%, with consumer in the low 20s and commercial in the high 50s. The September rate hike resulted in a beta of 58%. We expect the deposit beta from the December rate hike will be consistent with the impact from the September hike over the next six months, which would result in a cumulative deposit beta below 40%.

Today’s guidance does not assume any additional fed rate increases in 2019. We expect the full year 2019 NII to grow approximately 3% over 2018 without any rate hikes. We expect our first quarter NII to decline about 1.5% to 2% sequentially, based on day counts and the impact of nonrecurring fourth quarter seasonal items, partially offset by the benefit from the December rate hike and loan growth. Our estimate is about 6.5% above first quarter of last year’s NII.

We expect the NIM on a full year basis to expand 2 to 3 basis points in 2019, despite the assumption of no additional rate increases. If the Fed were to raise rates, given our balance sheet position, we would expect the NIM to benefit 1 to 2 basis points in 2019, per rate hike.

Moving on to slide 8, excluding the impact of the listed items, non-interest income increased 2% compared to both the year-ago and the prior quarter. Record corporate banking revenue was driven by highest-ever M&A advisory fees, as well as increased syndication revenues. Our corporate banking fees were up 69% compared to the year-ago quarter and were up 30% compared to the prior quarter. We currently expect our corporate banking revenue to grow about 25% compared to last year’s first quarter.

Fifth Third Bancorp

January 22, 2019

09:00 AM EST

Speaker ID:

Our near-term performance and our 2019 expectations demonstrate our success in implementing our NorthStar initiatives over the past three years. Card and processing revenue increased 5% compared to the year-ago quarter and increased 2% compared to the prior quarter, due to higher transaction volumes, partially offset by higher rewards. Year-over-year performance also reflected strength in wealth and asset management, although we had lower revenues in the fourth quarter, due to lower asset valuations. Mortgage banking revenue was up 10% in the fourth. Origination volume was $1.6 billion. Gain on sale margin was 159 basis points, the lowest gain in the business. Deposit service charges decreased 2% compared to the year-ago quarter, and decreased 3% compared to the prior quarter, predominantly due to higher earnings credit rates and corporate treasury managements.

For the first quarter, we expect total non-interest income to be stable relative to the adjusted first quarter of 2018, and for the full year we expect total non-interest income to increase approximately 2% from the adjusted 2018 non-interest income.

Moving on to slide 9, the 1% increase in reported non-interest expenses this quarter reflected a $27 million pre-tax impact from merger-related expenses. Excluding the merger item, expenses decreased $20 million or 2% sequentially. Results reflected the benefit of the elimination of the FDIC surcharge which was about $12 million, and the actions we have taken to manage our expense base. We are very pleased with these results, and will maintain the same focus on expense management in 2019, while continuing to invest in our company.

Our adjusted efficiency ratio for the fourth quarter was 56.8%. We achieved positive operating leverage this quarter, both on a quarter-over-quarter and year-over-year basis, and expect to continue to improve in the foreseeable future. First quarter expenses, excluding any MB acquisition-related expenses, are expected to be up about 1.5% to 2% from the first quarter of 2018. The largest item driving the year-over-year growth is a $15 million change in our unfunded commitment provision expense, which reflects growth in commitments associated with strong loan growth. Included in this guidance is also the impact of our acquisitions in 2018 in wealth and asset management and capital market, which is about half a percent of our total expense base. Excluding these items, year-over-year expenses in the first quarter are actually expected to be lower than last year’s first quarter, including the impact of the change in FDIC deposit insurance expense. It is also worth noting that our first quarter expenses are impacted by seasonality associated with the timing of compensation awards and payroll taxes. We continue to expect our standalone expenses, excluding the notable items disclosed in our earnings materials, to be up approximately 1% year-over-year in 2019.

Turning to credit results on slide 10, fourth quarter credit results continued to be benign, in line with our expectations and reflect the impact of actions that we executed over the last three years. The criticized assets ratio continued to improve, decreasing to 3.34%, near a 20-year low from 3.45% last quarter. Net charge-offs were $83 million or 35 basis points, up 5 basis points from the prior quarter. The commercial charge-off rate of 19 basis points continues to be the lowest since before the crisis. The consumer net charge-off ratio of 61 basis points increased slightly compared to last quarter, and reflected larger than usual recoveries in the prior quarter. NPLs of $348 million decreased 20% from last year and are down 14% from the previous quarter. As a result, our NPL and NPA ratio continue to decline to levels not seen since before the crisis.

The provision for loan and lease losses totaled $95 million in the current quarter, compared to $67 million in the year-ago quarter, and $86 million in the prior quarter. The resulting coverage ratio was 1.16%, with allowance in excess of NPLs of nearly 320%. As I remind you every quarter, the current economic backdrop continues to support a relatively stable credit outlook with potential quarterly fluctuations, given current low absolute levels of large-offs.

Fifth Third Bancorp

January 22, 2019

09:00 AM EST

Speaker ID:

Turning to slide 11, capital levels remained very strong during the fourth quarter. Our common equity tier 1 ratio was 10.2%, and our tangible common equity ratio excluding unrealized gains and losses was 8.71%. The cumulative impact of our accounting change resulted in an 11 basis point reduction to our current CET1 ratio, which merely reflects a timing difference from accounting related to the recognition of losses.

During the quarter we completed $400 million in share repurchases. At the end of the fourth quarter, common shares outstanding were down almost 15 million shares or 2% compared to the third quarter of 2018, and down 47 million shares or 7% compared to the last year’s fourth quarter. Following the Fed’s non-objection to our CCAR resubmission, we will be able to repurchase an additional $900 million in share buybacks through June 2019, and increase our dividend another $0.02 in the second quarter of 2019. This is in addition to the $0.04 increase we just declared in the fourth quarter. Our near-term and long-term capital targets remain the same as before, as we continue to target a CET1 ratio of between 9% and 9.5%.

Slide 12 provides a summary of our current outlook on a standalone basis, as well as our financial expectations from the MB Financial acquisition. We expect our standalone full year 2019 tax rate to be in the 21% to 22% range. The higher than previously tax rate guidance simply reflects the change in accounting policy I mentioned earlier.

In summary, I would like to reiterate a few points. We reported very strong financial results for the fourth quarter and remain focused on our key strategic priorities to drive the company forward and to outperform through various business cycles. We are focused on successfully executing against our strategic priorities and remain confident in our ability to achieve our enhanced financial targets. We remain focused on seamlessly integrating the MB acquisition and successfully generating the financial benefits, as discussed previously. We continue to position the company to enhance our financial returns through organic profit opportunities. And lastly, we are accelerating the digital transformation for future outperformance all within our stated goal of generating positive operating leverage.

With that, let me turn it over to Chris to open the call up for Q&A.

Chris Doll:	Thanks, Tayfun. Before we start Q&A, as courtesy to others, we ask that you limit yourself to one question and a follow-up, and then return to the queue if you have additional questions. We will do our best to answer as many questions as possible in the time we have allotted this morning. During the question-and-answer period, please provide your name and that of your firm to the operator.

Chelsea, please open the call up for questions.

Operator:	At this time, I would like to remind everyone, in order to ask a question, press star, then the number 1, on your telephone keypad. Again, that’s star, then the number 1, to ask a question. We’ll pause for just a moment to compile the Q&A roster.

Your first question comes from the line of Geoffrey Elliott with Autonomous Research.

Geoffrey Elliott:	Good morning. Thanks for taking the question. First, just quickly to clarify, did you say something on corporate banking fees and your expectation for 1Q?

Fifth Third Bancorp

January 22, 2019

09:00 AM EST

Speaker ID:

Tayfun Tuzun:	Yes, we did. I think we said it’s going to be up 25% relative to last year’s first quarter, Geoffrey.

Geoffrey Elliott:	Thanks. So I guess the question would be if corporate banking is up 25% relative to last year, you’ve got some benefit from the acquisitions coming in as well. What is it that kind of holds back the overall picture to keep it much closer to stable, given that strength in corporate banking?

Tayfun Tuzun:	Yes. Clearly corporate banking continues to be very strong. It was very strong in ’18. It will be again — we expect it to be strong in ’19. We are being cautious in the mortgage banking business, as we are not expecting a significant improvement in the environment. Clearly if the environment improves, then we would expect to exceed the contribution from mortgage banking. Similarly, although from a fundamental activity perspective, we are seeing great success in our wealth and asset management business. We’re not necessarily forecasting a significant change in market levels. In addition to that, as you know, we last year, early last year announced that we were going to reduce our outstandings in the large-ticket leasing business, which has an impact on operating lease income. So that is driving some of the headwind. And then also last year in 2018, we had some private equity gains. Those are difficult to predict as we sit here today at the beginning of the year. So those are some of the headwinds. But relative to other fee line items, including corporate banking clearly, we’re not only benefiting from the acquired revenues, but also from just organic growth opportunities.

Geoffrey Elliott:	Thank you.

Operator:	Your next question comes from Ken Usdin of Jefferies.

Ken Usdin:	Hi. Good morning. Hey, Tayfun, can you help us understand some of the actions that you took in the quarter? You mentioned in the appendix a bunch of the changes in the swap portfolio. First of all, I guess could you help us understand if there was any benefits from that in the fourth quarter, and then also just how does that work through and impact the NIM and NII going forward? Thanks.

Tayfun Tuzun:	Jamie:

Jamie Leonard:	Hey, Ken. It’s Jamie. What we did in the quarter from a swap perspective was we added — let’s see — $4 billion of spot starting swaps in October and early November. And then mid-November we added a one-year forward starting swap for a total of $5 billion of swaps. And then we added floors at a 225 strike that were also one-year forward starting. Net of all of that, it was about a $4 million benefit or 1 bp benefit to NIM in the fourth quarter, and then given the rate outlook for more stable one-month LIBOR, we would expect that benefit to continue.

The other action we took related to swaps was then later in the quarter, after the bond market rally, we did terminate $3.1 billion of swaps that were set to mature in 2019, which that termination loss just becomes crystalized and locked in over the course of 2019, so not a real impact to NIM, other than if rates were to sell off, we would not be impacted by that related to those $3 billion in swaps.

Ken Usdin:	So I guess as a follow-up, I’m just trying to understand you talking about 3% standalone NII growth with really good balance sheet growth, especially towards the end of the year. So can you kind of help us understand, is it the impact of that that would hold you back to only 3% or just how does the NII traject, I guess, as you look past the first quarter? Thank you.

Fifth Third Bancorp

January 22, 2019

09:00 AM EST

Speaker ID:

Tayfun Tuzun:	Yeah, I think Ken, I mean we’re obviously we’ve had great growth in the fourth quarter, and our guidance reflects a 1% type increase in commercial loans, average commercial loans in the first quarter. We are maintaining a relatively cautious approach, as we look into 2019. We’re not trying to increase our expectations based on obviously our success in the fourth quarter. But if we achieve better than our current cautious expectations, then that will have an impact on NII on the positive side.

Ken Usdin:	Okay. Thank you.

Operator:	Your next question comes from John Pancari with Evercore.

John Pancari:	Good morning. I just wanted to get a little bit of color on what drove the large increase in the commercial — it looks like commercial interest checking deposits in the quarter, a pretty substantial leg up; and just how sustainable that would be as you look out. Thanks.

Jamie Leonard.:	Yeah, thanks for the question. What we’ve seen on the commercial front has been continued migration from a client preference standpoint from DDA to IBT, so that certainly drives a little bit of that. But more importantly for us, we’ve had a very successful fourth quarter in both new client acquisition on the commercial side, as well as getting a better share of wallet of the deposit book from our existing customers. So we were really pleased with the deposit growth in our commercial book. And it was very widespread across our regions, as well as in several of our verticals, including the retail vertical, TMT, and entertainment and lodging. So overall, a very good outcome and we expect that to continue into 2019.

Lars Anderson:	Yeah, and a changing, John, environment like we’re going through with rising rates; one of the benefits of our model and the kinds of relationships we have with our client is we’re able to get in there with deep relationships, bring them liquidity solutions. And some of those liquidity solutions have added to a migration over from DDA to interest-bearing transaction accounts. These are still relationship-based. But we’re really pleased with the execution of a strategy that we’ve put out there, and frankly we were able to fully fund the commercial bank’s loan growth for the year. And we would expect that would continue as we head into 2019, as we’re going to stay very close to our clients in a changing environment.

John Pancari:	Okay, all right. Thank you. That’s helpful. And then separately on the expense side, I just want to confirm what your guidance implies in terms of full year ’19 total expenses, including MBFI. If you look at your guidance for standalone, it implies about $3.9 billion, assuming 1% organic growth. And then if we add in consensus numbers for MB expenses and then adjust for 50% of the cost saves of 255, I come out to about $4.35 billion. I want to see if that’s fair to assume.

Tayfun Tuzun:	Well, at this point, I really don’t want to comment on the MB acquisition. Obviously timing of the closing will play a role. But I mean our assumptions have not changed in terms of our cost saving assumptions. By the end of year one, we assume that all 100% of cost savings will be realized such that we go into the year two with full benefit of those. In terms of ours, we’re pretty clear on what we expect from the adjusted base, so that approximately 1% type expense that we discussed last fall still holds in terms of what we expect from Fifth Third standalone.

Fifth Third Bancorp

January 22, 2019

09:00 AM EST

Speaker ID:

John Pancari:	Okay. Thank you.

Operator:	Your next question comes from Marty Mosby with Vining Sparks.

Marty Mosby:	I wanted to ask you about this middle market expansion into California and Denver and Dallas. I mean, these are all areas where there are already existing competitors and people providing these services, so what are we adding into this process that gives us a competition advantage as we kind of expand out of our core markets into these areas?

Lars Anderson:	Yeah, so Marty, first of all, I think we already have a competitive advantage within the markets in which we’re operating and I think we’re proving that out. A number of the NorthStar investments that we’ve made, the acceleration that you’ve seen in our middle market business this year. We’ve had three linked quarters of acceleration there, up over $1 billion of middle market growth in 2018 and we continue to complement that with additional capital markets, treasury management capabilities. Those capabilities along with our value proposition, we found that we’ve been very successful in California, in expanding into those markets. We know those markets already. However, one of the key parts to executing, I think, effectively here is to have very high quality, talented, experienced leadership and bankers in those markets. And we’re able to accumulate, I tell you, a really first-class team in California and we’re already seeing some very positives on there.

We already have a leader for Texas that will be coming on board here shortly. We expect to duplicate that, same process, and execute there. I do have a history in Texas and know that market pretty well. We’ll be able to leverage that, and the Denver market, we also operate in today. Again, we have insights and we will replicate that in those markets.

I don’t have any reason to believe we can’t deliver our middle market value proposition like we have in 2018 in these expansion markets.

Greg Carmichael:	And Marty, this is Greg. The only thing I would also is we also expanded in Greenville, South Carolina, which is out of footprint. In addition to that, we have a St. Louis middle market operation. Both of those have done extremely well and it’s really — of course some of that is finding the right talent that knows the market, couple that with our go-to-market strategy, our product capabilities and so forth, and it’s worked extremely well for us. But we’re very select in which market the opportunity looks like, and once again, it depends on finding the right leadership and talent in that market before we make that move. So I think Lars and his team have done a fantastic job, we’ve had a lot of success, and we’ll continue to be very prudent in how we approach those opportunities. But I think to date, we’re very pleased with the outcomes.

Lars Anderson:	Yeah, one last thing I’d tag on, if you look at our California middle market portfolio today, this is not about buying into participations; this is about, you know, true lead relationships, where we have close relationships with management.

Marty Mosby:	And I guess there’s a follow-up there, since there’s a two-pronged thing, is one, are we getting the talent from kind of bigger money-center banks in these areas, or super regional banks, that are having, you know, this process, and you know, as you’re kind of getting out of this market, out of your markets, I mean, that’s where we’ve kind of stumbled in the past. How do we insure that that’s not the, you know, the selection bias that the growth is creating incremental growth, but we’re getting the growth that’s going to eventually be the one that falls, once we get into the stress period?

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January 22, 2019

09:00 AM EST

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Lars Anderson:	Yeah, so first of all, we’re not taking our eye off the ball of our core franchise. We have a lot of focus, we put a very seasoned leader into a position, leading middle market for our company. He spends a lot of time on our core franchise. I couldn’t feel better about our positioning there and we’re seeing the outcomes of these successes in our core franchise. You can see it in our credit metrics, you can see it in the growth, and you can see it in the talent.

As I speak to California and beyond, you know, the talent tends to come from your larger regional banks, but you know, as we continue to expand into Texas, I would expect that we would continue to build out that same type profile. Individuals that have experience in middle market, individuals that understand not transactional but really core relationship banking and how to leverage the capabilities that we’ve invested in, in NorthStar and beyond.

Marty Mosby:	Very helpful. Thanks.

Operator:	Peter Winter, Wedbush Securities.

Peter Winter:	In the opening remarks, you mentioned that the leveraged loans were down 5%. I was wondering, can you just give an update on the size of the leveraged lending exposure and how you go about managing that risk?

Frank Forrest:	Hey, good morning, this is Frank. Our balances actually are down 55% over the last three years, and our commitments are down 46%. As we stated before, we took an early, I think, a very appropriate look at reducing risk in that portfolio. I also will add that our criticized assets in the leveraged book are down 25% over the last three years. Our funded exposure today is just over $3 billion. We control that with a number of metrics, ARIs, and we feel very good about it. I will also caution you when trying to compare leveraged portfolios, it’s very difficult to do that, because there is no standard definition, so everybody has their own definition, but we believe ours is a conservative definition and it is a pretty small overall concentration, relative to our total book. So we’ve been very assertive over a longer period of time in reducing the exposure, given what we anticipated with potential rising rates and where we are in the cycle, and we think that’ll pay off for us if we hit a downturn here over the next 12 to 24 months.

Tayfun Tuzun:	And I think, Peter, the change compared to last quarter as well as last year also gives you some indication going forward as we would expect our originations elsewhere will exceed originations, obviously, in leveraged lending.

Peter Winter:	And then just a follow-up - Greg, you mentioned also in your opening remarks that you’d be interested in fee income acquisitions. I was just wondering if you could elaborate on that.

Greg Carmichael:	You know, we’ve been— we’ve had a lot of success recently (ph) in our wealth and asset management business and obviously our capital markets capabilities of really looking at, strategically, a franchise opportunity that would benefit our client base, that would feed into our book of business. And we’ve had a lot of success there, so we’ll continue to evaluate those opportunities as they materialize.

Once again, it gets down to finding the right opportunity that fits into our model and the geography that we’re banking in, and if we find that combination, and we think it’s a good fit for Fifth Third, we’ll consider those opportunities going forward. But I’ll also restate, job one for us MB Financial, getting that done, so we won’t do anything that distracts us from being to accomplish that successfully, so we’re being very mindful of what’s on our plate and how we move forward.

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January 22, 2019

09:00 AM EST

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Tayfun Tuzun:	Yeah, Peter, I think the reference that I’m using is important, because MB Financial clearly expands our commercial reach. We are adding relationships significantly with MB to existing relationships, so if there are any opportunities there with respect to certain products and services that would benefit that expanded commercial client base, we would take a look at it.

Peter Winter:	Great. Thanks very much.

Operator:	Ken Zerbe, Morgan Stanley.

Ken Zerbe:	Great, thanks. Good morning. I guess you guys seem very positive about the commercial growth in the expansion markets. When you think about the commercial growth specifically in 2019, how much of the, I think it was, 5% growth comes from these expansion markets and the new lenders they are hiring versus the existing maybe in-footprint portfolio?

Lars Anderson:	Yeah, so Ken, without giving specifics about the contributions of each of these groups, I will tell you this. First of all, we’re getting substantial growth out of existing franchise. That’s the key driver for our company in 2018 and will be for 2019. If you look at the Midwest, Indiana continues to be a standout, but the Southeastern states continue to grow at a very attractive rate. We really, you know, feel good about our ability to continue that momentum into 2019, and for the expansion initiatives for us to be additive to that strength in 2019 and beyond.

Ken Zerbe:	Got you. OK, that’s helpful. And then just a clarification question - in terms of the net interest margin, I want to make sure I got my numbers right here. So, for the full year, it was 3.22. Guidance was up two to three basis points, so you ended at 3.29. Now I understand there’s two basis points of seasonal items in that NIM, sounds like maybe a little bit from the swap portfolio as well, but it seems to imply that there’s still downward pressure on NIM, so that we could see NIM contraction over the course of 2019? Is that correct?

Jamie Leonard:	It’s Jamie. How I would think of it is, if you adjust the fourth quarter for the seasonally elevated items — you know, we had a nice performance at 3.27, from a NIM perspective. Our outlook, and just to be transparent, on the underpinnings of the outlook, we have, I would say, perhaps a little conservative outlook on the NIM, given that we have no rate hikes, obviously as Tayfun said, a June hike would add a bp or two to NIM. We do assume one-month LIBOR to Fed Funds spread declines from the seven basis points in the fourth quarter to two basis points in the first quarter. Again, if that were not to happen, that would be additive a BP or two. And we use the yield curve as of January 2nd, so the — if rates and the curve were to steepen back out, that would add another BP or two to NIM, and then perhaps one item that’s overlooked — because this forecast is a stand-alone forecast for Fifth Third, but we’re taking action in advance of the MB acquisition on our balance sheet, that does have a NIM-depressing impact on Fifth Third, but not on the combined organization. So, the securities we’ve added to be LCR compliant, the debt issuances that we’ve completed and have in the forecast to complete in 2019, and on the Fifth Third side, what that translates to is that MB NIM performance back at acquisition, we had talked about that being 5 to 7 basis points of NIM additive? Now, given how this forecast lines up, it will be at the higher end of the range, because the Fifth Third balance sheet is bearing the cost of those items, so if that helps explain our NIM outlook. But our balance sheet, in the absence of rate moves, should be relatively stable.

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January 22, 2019

09:00 AM EST

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Ken Zerbe:	All right, that helps a lot. Thank you very much.

Operator:	Your next question comes from Erika Najarian with Bank of America.

Erika Najarian:	Hi, good morning. Thank you for the clarification on the margin outlook, and I’m wondering, as we think about the expansion into new markets, as well as MBFI being dilutive to the loan-to-deposit ratio, could you give us a little bit more color beyond what you’ve told us in the prepared remarks about how the deposit strategy could look like, with these expansion plans and the combined company, especially in light of a prolonged Fed pause?

Tayfun Tuzun:	Look, I think it is clear that with respect to expansions, those initial years tend to be loan-heavy, no question about that. But at the same time, we are looking at the momentum that we currently have in place with respect to both consumer as well as commercial deposits, in our existing footprint, in our existing businesses. We are encouraged that we can continue to fund loan growth, including the expansion markets, with our existing ability to grow deposits. And then, after a year or two, those markets actually tend to catch up fairly quickly, because as Lars mentioned, the approach in these expansion markets is not go-through participations, but establish direct customer relationships. So, without necessarily creating imbalance between asset growth and deposit growth. And then obviously, in this market, we are trying to be more selective in terms of relationships that carry higher deposits. In addition to that, we are also looking to expand our deposit gathering activity nationally, with a more focused approach within the commercial business, specific salesforce dedicated to growing deposits. Deposits in either, you know, down environment or up environment, with respect to rates, will continue to be a priority for us, because we do believe that, as I said earlier, that core profitability depends upon our ability to fund asset growth through core deposit. So, regardless of what the Fed environment may look like, our focus on deposit growth will not change.

Erika Najarian:	Got it. And if Fifth Third is no longer subject to CCAR LCR, how does that change how you manage capital? And also, Jamie, with 128 LCR, if you could remind us, any- any meaningful impact from MB and how differently you would manage you liquidity if you no longer have to adhere to modified LCR?

Tayfun Tuzun:	So let me make the capital comment and then I’ll turn it over to Jamie to comment on the liquidity side. Our near to medium-term goal, obviously, is to get down to the 9% to 9.5% capital. At this point, Erika, we’re not quite sure what the regulatory environment will look like, but that goal is independent from what happens on the regulatory side. Clearly, there may be some process changes, et cetera, but we will continue to maintain a focus on managing our exposure to downturns and riskier environments, and at this point, we believe that 9% to 9.5% is the right level, regardless of what may happen on the regulatory side. And Jamie, on the liquidity side?

Jamie Leonard:	Yeah, Erika, on the year-end LCR for Fifth Third, you can see the strength in the 128% number, which is elevated beyond our targeted operating range of 110 to 115, is where we would like to operate the company. But we’ve had to add level one HQLA in advance of the MB acquisition because their portfolio simply is not invested in level one, given that they’re not subject to the LCR. So post-MB, until the LCR were to go away, we will operate in that 110 to 115 range, but as a result of the build-up in our securities book, we’re at roughly 23% of securities to total assets, post-acquisition. That number will decline probably to the 21% of total asset range, as a result of the build-up on our side, therefore freeing up some liquidity, post combination.

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January 22, 2019

09:00 AM EST

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Erika Najarian:	OK, thank you.

Operator:	Gerard Cassidy, RBC.

Gerard Cassidy:	Good morning. Tayfun, can you guys share with us, obviously, credit quality is spectacular for you guys and many of your peers. As you mentioned, you’ve got to go back 20 years to see similar numbers, and back then, Fifth Third was always considered a very strong underwriter. What’s making it so good today? It’s obviously, I know, your underwriting standards, but what else is contributing that you guys see to make credit so good today for you folks that, again, you’ve got to go back 20 years to find comparable numbers?

Frank Forrest:	This is Frank. Let me take that. You know, again, we’ve been very deliberate over the last three to four years to reposition our portfolio, and as Greg has said, since he took over as CEO, our objective is to make sure that we are very, very good through cycles. If you look from an historical perspective, going back prior to that, through the downturn, that wasn’t necessarily the case, so we know how important it is to be consistent and be very good, and so a lot of it is repositioning, to make sure that we’ve got the proper balance between both the consumer and the commercial side, and also to make sure that those areas where they tend to spike up due to cyclicality (inaudible) downturn that we are better positioned.

Commercial real estate, for example as we talked about before, we have less commercial real estate by any measurement than all of our peers. And leverage, we’ve been working that down to, I think, a very appropriate level over the last three years. And Lars is doing a really good job of growing the middle market book, which provides more granularity against the corporate book that’s performing exceptionally well, primarily investment-grade. So, very tele-focused by the entire management team here to make sure that we’re delivering through consistent cycles with one probably coming up in the next couple of years, and we’ve done that, again, by I think a very disciplined approach and managing the portfolio through concentration limits and KRIs and a better distribution of risk.

Greg Carmichael:	The only thing I would add is we wanted, in 2016, we made a conscious decision to be good through the cycle, and we had to take- make some hard decisions. We pushed out over $5 billion of commercial loans. A lot of that was leveraged loans, commodity lending, and so forth, that we exited, that didn’t meet our risk of return profile. So you’re starting to see the outcomes of that, not only just in our credit, but also in our yields and in the relationships that we’re banking today. So it’s very different than what we were doing in the past. Higher quality, you know, higher sustainability, more consistent performance through the cycle.

Lars Anderson:	Yeah, one other thing I’d add on that, one of the benefits of that balance sheet optimization was freeing up resources so that we could become more productive, and we’re seeing that in improved operating leverage. In fact, our relationship managers’ productivity is up about 15% in 2018 over ’17. That’s the third year in a year where we’ve been able to reallocate resources as we continue to see asset quality strengthen and we can put more on the line with our clients, while still staying very disciplined on client selection and managing that portfolio.

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January 22, 2019

09:00 AM EST

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Gerard Cassidy:	And as a follow-up on credit, what kind of influence do you think the CCAR process has had on your, not so much your peers, because you obviously can’t comment on them, but going through the CCAR, has that contributed to this strength as well, in your guys’ view?

Tayfun Tazun:	Yeah, absolutely. This is Tayfun. I’ll answer that — very, very confidently, it has been a positive influence because we’ve been able to look at different portfolios and the contribution of those portfolios to future losses and the impact on capital. We’ve made some good decisions to exit certain businesses, because, you know, from what we’ve seen, in terms of what it would mean to capital ratios. So that all hinged together, and I have to tell you that that’s the reason why we would not abandon our stress analysis, even in the absence, that the regulators decide to change the current process.

Gerard Cassidy:	Great. And then just a second question, obviously, speaking of 20 years ago, profitability for the industry, you guys, was much higher. We all recognize that return on equity levels due to the extra capital you and your peers have to carry, post the financial crisis, will probably not be reached at the levels that we saw back in the late 1990s. The ROAs, back then, you know, for your folks, at one point, you got into the twos. What do you think peak ROA could be for you guys? I wouldn’t expect it to be in the high ones, but is there still movement upside into the mid ones for a profitability number?

Tayfun Tuzun:	Well, our expectation is that we would reach mid ones, right? So when you look at it, including the MB acquisition, you know, unless the environment significantly changes, we would expect to reach the mid ones. Beyond that, it becomes difficult, because then you get into, you know, the point in the cycle with respect to credit and interest rates, but we’ll take it a year at a time and we’ll try to achieve our targets but we clearly are on the upward swing.

Greg Carmichael:	And Gerard, the only thing I would add, we’ve communicated earlier that the combined franchise with MB Financial, as we look at that in 2020, the ROA range we put out there was 1.55 to 1.65%, to give you some indication of where we think we’re heading.

Gerard Cassidy:	Great, appreciate the color gentlemen. Thank you.

Operator:	Christopher Marinac, FIG Partners.

Christopher Marinac:	Thanks, I also had a credit quality question, just to follow up on Gerard’s comments here. Do you think that the economic outlook this year allows classified and criticized to fall, or is it more of a stable year, which is modest changes, as time progresses?

Frank Forrest:	Yeah, this is Frank. It’s hard to imagine it’s going to get much better than it is. When you get to below a 4% criticized base, based on my long history, that’s about as good as it’s probably going to look. If you get well below that, then you’re probably not classifying your loans correctly, so the outlook right now for 2019 for us is a steady state. You know, we might see a slight uptick, depending on where rates are and where the economy goes, but you know, we’re in a much better place than we were. I mean, 2.5, 3 years ago, we were running at close to 7.5% criticized, which was one of the highest amongst all of our peers. Today, our number at 3.3%, is one of the very best of all of our peers, so again, I think it speaks highly of the deliberate pace that we’ve had to make sure that we’ve reduced the risk in our portfolio and we feel good about it. But I think below 4% is hard to imagine that we get much better than that from an industry perspective.

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January 22, 2019

09:00 AM EST

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Tayfun Tuzun:	Yeah, and Chris, I also want to highlight, we do actually quote this almost every opportunity we find, but we have the lowest CRE exposure among the peer group. So when you think about where we are in the cycle and the asset classes that would be subject to deterioration, depending upon, you know, how that cycle moves forward, that is not getting enough attention, from our perspective. That significantly alters the behavior of our balance sheet today, relative to our experience going into past the crisis.

Greg Carmichael:	The other point I’ll make, on the CRE, as we’ve talked about before, and it’s primarily a portfolio of both national and large regional developers so have a very diversified, large balance sheets, so we are very confident, based on the client selection that we’ve focused on, Lars’s team has focused on in the last two to three years, that we’re banking the right people, that will be successful through cycles. We do have exposure at the local levels, but we don’t have significant exposure to smaller developers, so you could have liquidity issues in a very quick period of time. So we feel very good about, one, the quality of the book, and two, we’ve been very deliberate that we’re comfortable with where we are, relative to the total exposure of that book today.

Lars Anderson:	Yeah, and I’d say, Chris, if you look at our construction portfolio, you saw that that was stable on a linked quarter basis. Our commercial mortgage was up slightly, but that is not an area that we would see contributing significantly in the future, in ’19, to the growth of the commercial bank. In fact, you could see that begin to decline as the number of asset classes such as urban luxury living, a big portion going back a number of years ago, will continue to mature, pay off and move to the permanent market, and that construction portfolio will begin to decelerate.

Christopher Marinac:	Great, guys, thanks very much for the background. Appreciate it.

Operator:	Your last question comes from Kevin Barker with Piper Jaffray.

Kevin Barker:	Just to follow up on credit one more time, I noticed that you mentioned that there was no real change or outlook on your credit market of MBFI last quarter, but this quarter, we’re starting to see, you know, pick-up in non-performing problem loans at MBFI. In fact, they were up roughly 25% quarter over quarter, up, excluding purchase accounting accretion, up about 50% since the deal was announced. Could you give a little bit of comment on your expectations for the credit mark, if that has changed, or the credit outlook at MBFI?

Jamie Leonard:	Not at this point, not until we close on the transaction, I don’t think it would be appropriate to do it. What I will say is that, again, this portfolio is a fairly small one, it’s a very diversified portfolio, compared to ours, it’s less than 1/7 the size of our book. They’re mostly small-balance, lower end business banking and middle market loans, they’re very granular, it’s something that we still feel comfortable with and we can manage and fold it into our credit discipline as we go forward. But really, do not want to comment on another public company until we close, relative to the specifics of your question.

Kevin Barker:	OK, that’s all I had. Thank you.

Operator:	Your last question comes from Matt O’Connor with Deutsche Bank.

Matt O’Connor:	I know you guys have been trying to grow the credit card and kind of all other consumer book. Can you just remind the target customer base there and how big you let those two portfolios get? They’re obviously quite small but they do kick off a higher yield and a little bit higher charge-off. Just remind us the strategy there and any kind of concentration limit that you might put in place.

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January 22, 2019

09:00 AM EST

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Tayfun Tuzun:	Yeah, Matt, our target audience continues to be prime super type of range, so that there’s no change with respect the credit exposure profile. With respect to the target, concentration targets, as you said that these levels are very low, and as a matter of fact, as you know, our total consumer book has been declining, and we’ve been trying to achieve a better balance between consumer and commercial exposures. Credit cards, you know, have a significant room to grow. We’re at a little bit over $3 billion. Unsecured loans do as well. We do have, as you may remember, a $2 billion type of target with respect to the GreenSky loans, but these levels do not create any concerns with respect to exposure limits in the other consumer lending, given especially the profile of the borrowers.

Matt O’Connor:	Just remind us, how big is the GreenSky book and of the $2.2 billion other consumer, what else is in there?

Tayfun Tuzun:	The $1.22 billion was the balance at the end of the quarter, in GreenSky.

Matt O’Connor:	OK, and the—

Tayfun Tuzun:	And the other stuff, we have basically a collection of unsecured exposures that have been organically created, exposures in our private banking with respect borrowers from that side as well.

Matt O’Connor:	OK, that’s helpful. And obviously, with that mix shift is, you know, one of the drivers of the NIM that we’ve been seeing, as you’ve been running off consumer and growing those portfolios?

Tayfun Tuzun:	But remember though, that’s been delivered, right, because when we decided to reduce auto loan exposures from where we were in 2015, the concern was that we were not getting paid in that business appropriately, and we were also, as we reiterated, we’re not portfolioing in conforming mortgage loans, so all of that, clearly, play a positive role with respect to NIM expansion. So, yeah (inaudible).

Matt O’Connor:	Yep, understood. OK, thank you.

Chris Doll:	Thank you, everyone. We are just in Fifth Third. If you have any follow-up questions please feel free to contact the IR department and we’ll be happy to assist you.

Operator:	This concludes today’s conference call. You may now disconnect.

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January 22, 2019

09:00 AM EST

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IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, Fifth Third Bancorp has filed with the SEC a Registration Statement on Form S-4 that includes the Proxy Statement of MB Financial, Inc. and a Prospectus of Fifth Third Bancorp, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Fifth Third Bancorp and MB Financial, Inc., may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Fifth Third Bancorp at ir.53.com or from MB Financial, Inc. by accessing MB Financial, Inc.’s website at investor.mbfinancial.com.

Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Fifth Third Investor Relations at Fifth Third Investor Relations, MD 1090QC, 38 Fountain Square Plaza, Cincinnati, OH 45263, by calling (866) 670-0468, or by sending an e-mail to ir@53.com or to MB Financial, Attention: Corporate Secretary, at 6111 North River Road, Rosemont, Illinois 60018, by calling (847) 653-1992 or by sending an e-mail to dkoros@mbfinancial.com.

Fifth Third Bancorp and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of MB Financial, Inc. in respect of the transaction described in the Proxy Statement/Prospectus. Information regarding Fifth Third Bancorp’s directors and executive officers is contained in Fifth Third Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 6, 2018, which are filed with the SEC. Information regarding MB Financial, Inc.’s directors and executive officers is contained in its Proxy Statement on Schedule 14A filed with the SEC on April 3, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Fifth Third Bancorp’s and MB Financial, Inc.’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Fifth Third Bancorp’s and MB Financial, Inc.’s reports filed with or furnished to the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the merger, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the businesses of MB Financial, Inc. or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Fifth Third Bancorp’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

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